SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Interim Consolidated Financial Statements for the period ended June 30, 2011.

2	Management's Discussion and Analysis for the period ended June 30, 2011.

3	Canadian Form 52-109F2 - Certification of Interim Filings for the period ended June 30, 2011, by the Chief Executive Officer.

4	Canadian Form 52-109F2 - Certification of Interim Filings for the period ended June 30, 2011, by the Chief Financial Officer.

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-108878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

Crystallex International Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2011
(UNAUDITED)

Crystallex International Corporation

Crystallex International Corporation Consolidated Statements of Financial Position – Unaudited (US$ thousands)
	June 30, 2011 $	December 31, 2010 $
Assets
Current assets
Cash and cash equivalents	18,353	16,128
Accounts receivable	1,071	1,042
Prepaid expenses, deposits and other assets	2,246	1,442
Equipment held for sale (Note 8 )	11,892	-
	33,562	18,612
Non-current assets
Property, plant and equipment (Note 7)	-	33,200
Total assets	33,562	51,812

Liabilities
Current liabilities
Bank loan (Note 9)	3,023	930
Accounts payable and accrued liabilities	13,426	11,094
Demand loan (Note 10)	2,500	2,500
Notes payable (Note 11)	97,440	95,035
Warrants – derivative financial instruments (Note 14)	12	445
Asset retirement obligation (Note 12)	1,138	798
	117,539	110,802
Non-current liabilities
Asset retirement obligation (Note 12)	2,705	2,655
Total liabilities	120,244	113,457
Shareholders’ deficiency
Share capital (Note 13)	588,807	588,745
Contributed surplus	30,370	30,372
Deficit	(705,859)	(680,762)
Total shareholders’ deficiency	(86,682)	(61,645)
Total liabilities shareholders’ deficiency	33,562	51,812

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 21)
Subsequent events (Note 24)

(See accompanying notes to the interim consolidated financial statements)

Approved on behalf of the Board of Directors

// Robert Fung, Director	// Johan van ’t Hof, Director

Crystallex International Corporation
Consolidated Statements of Loss and Comprehensive Loss - Unaudited
For the three and six month periods ended June 30, 2011 and 2010
(US$ thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
(Expenses) income
General and administrative	(4,822)	(3,930)	(8,650)	(6,376)
Foreign currency exchange gain (loss)	213	(65)	436	(181)
Litigation	(105)	594	(125)	451
	(4,714)	(3,401)	(8,339)	(6,106)
Finance income (Note 17)	62	44	464	1,267
Finance expense (Note 17)	(3,585)	(3,560)	(7,168)	(7,082)
Net finance expense	(3,523)	(3,516)	(6,704)	(5,815)

Loss from continuing operations before income taxes	(8,237)	(6,917)	(15,043)	(11,921)
Income tax recovery (Note 14)	490	-	490	-
Loss from continuing operations	(7,747)	(6,917)	(14,553)	(11,921)
Loss from discontinued operations net of income taxes (Note 5)	(2,395)	(6,226)	(10,544)	(9,421)
Net loss and comprehensive loss for the period	(10,142)	(13,143)	(25,097)	(21,342)

Loss per common share from continuing operations – Basic and diluted (Note 16)	(0.02)	(0.02)	(0.04)	(0.04)
Loss per common share from discontinued operations – Basic and diluted (Note 16)	(0.01)	(0.02)	(0.03)	(0.03)
Loss per common share – Basic and diluted	(0.03)	(0.04)	(0.07)	(0.07)
Weighted average number of common shares outstanding	364,863,873	295,586,950	364,840,923	295,204,459

 (See accompanying notes to the interim consolidated financial statements)

Crystallex International Corporation
Consolidated Statements of Changes in Shareholders’ Deficiency (Unaudited)
(US$ thousands)

	Share capital $	Contributed surplus $	Deficit $	Total $

Balance – January 1, 2010	561,751	28,707	(638,126)	(47,668)

Public offering	26,994	-	-	26,994
Net loss and comprehensive loss for the period	-	-	(21,342)	(21,342)
Equity portion of demand loan	-	200	-	200
Stock - based compensation	-	1,103	-	1,103
Balance – June 30, 2010	588,745	30,010	(659,468)	(40,713)

Balance – January 1, 2011	588,745	30,372	(680,762)	(61,645)

Directors fees	62	-	-	62
Net loss and comprehensive loss for the period	-	-	(25,097)	(25,097)
Tax effect on expiry of warrants	-	(490)	-	(490)
Stock - based compensation	-	488	-	488
Balance – June 30, 2011	588,807	30,370	(705,859)	(86,682)

(See accompanying notes to the interim consolidated financial statements)

Crystallex International Corporation
Consolidated Statements of Cash Flows – Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands)
	2011	2010
	$	$
Cash flow provided by (used in)

Operating activities
Net loss for the period	(25,097)	(21,342)
Adjusted for: net loss from discontinued operations	10,544
Items not affecting cash:
Write-down of property, plant and equipment	-	7,674
Interest accretion	2,405	2,331
Future income tax recovery	-	(1,487)
Tax effect on expiry of warrants	(490)	-
Stock-based compensation	488	1,029
Directors fees paid in shares	62	-
Increase in asset retirement obligations	-	-
Accretion of asset retirement obligations	-	29
Gain on revaluation of warrants	(433)	(1,255)
Provision for value-added taxes recoverable	-	1,936
Unrealized foreign currency exchange (gain) loss	(6)	504
Recovery of litigation costs	-	(765)
Change in non-cash working capital:
(Increase) in accounts receivable	(49)	(250)
(Increase) in prepaid expenses, deposits and other assets	(411)	(194)
Increase in accounts payable and accrued liabilities	2,772	1,896
Net cash used in operating activities from continuing operations	(10,215)	-
Net cash used in operating activities from discontinued operations	(2,855)	-
Net cash used in operating activities	(13,070)	(9,894)

Investing activities
Investment in property, plant and equipment	(2,437)	(4,896)
Proceeds from sale of equipment	15,608	2,794
Net cash provided by (used in) investing activities from continuing operations	-	-
Net cash provided by (used in) investing activities from discontinued operations	13,171	-
Net cash provided by investing activities	13,171	(2,102)

Financing activities
Decrease in restricted cash	-	4,688
Proceeds from demand loan	-	2,500
Proceeds from bank loan	3,023	279
Repayment of bank loan	(930)	-
Repayment of promissory note	-	(894)
Issuance of common shares and warrants	-	30,605
Net cash provided by financing activities from continuing operations	2,093	-
Net cash provided by financing activities from discontinued operations	-	-
Net cash generated in financing activities	2,093	37,178

(Decrease) increase in cash and cash equivalents from continuing operations	(8,122)	25,182
Increase in cash and cash equivalents from discontinued operations	10,316	-
Increase in cash and cash equivalents	2,194	25,182
Effects of exchange rate changes on cash and cash equivalents	31	2
Cash and cash equivalents - beginning of period	16,128	6,897
Cash and cash equivalents - end of period	18,353	32,081
Supplemental disclosures with respect to cash flows (Note 18).  (See accompanying notes to the consolidated financial statements)

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

1.	Nature of operations and going concern

Crystallex International Corporation (“Crystallex” or the “Company”) is a Canadian-based company, with a history of acquiring, exploring, developing and operating mining properties. The Company is domiciled in Canada with a registered office at 8 King Street East, Suite 1201, Toronto, Ontario, Canada, M5C 1B5. The Company is listed on the Toronto Stock Exchange (Symbol: KRY), and in the United States on the OTCQB (Symbol: CRYXF).

The Company’s principal focus since 2002 was the exploration and development of the Las Cristinas gold properties (“Las Cristinas or the “Las Cristinas Project”) located in Bolivar State in south-eastern Venezuela. Crystallex entered into a Mine Operating Contract (the “MOC”) in September 2002 with the Corporación Venezolana de Guayana (the “CVG”). The MOC granted Crystallex exclusive rights to develop and operate the Las Cristinas Project. Following the issuance of the MOC, the Company worked to bring the Las Cristinas Project to a “shovel ready” state. The Company completed all of the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”), while maintaining compliance with the terms of the MOC. Notwithstanding the Company’s fulfillment of the requisite conditions, Venezuela’s approval of the Environmental Impact Study and assurances that the Permit would be issued, in April 2008 MinAmb denied the Company’s request for the Permit.

On November 24, 2008, Crystallex wrote to the Venezuelan Minister of Mines to notify it of a dispute under the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). Subsequently, the CVG unilaterally terminated the MOC on February 3, 2011, despite having confirmed the validity of the MOC in August 2010.

On February 16, 2011, the Company filed a Request for Arbitration against Venezuela before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) pursuant to the Treaty. On March 9, 2011, the Request for Arbitration was registered by ICSID.

Crystallex claims that Venezuela breached the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. Crystallex is currently seeking the restitution by Venezuela of its investments, including reinstatement of the MOC, the issuance of the Permit and compensation for interim losses suffered, or, alternatively full compensation for the value of its investments in Las Cristinas in an amount in excess of US$3.8 billion.

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business as they become due. Management has considered all available information in assessing the Company’s ability to continue as a going concern for the foreseeable future, which is at least, but is not limited to, twelve months from the balance sheet date.

As at June 30, 2011, the Company had negative working capital of $84.0 million, including cash and cash equivalents of $18.4 million. Management estimates that its existing cash and cash equivalents will be sufficient to meet its on-going requirements in 2011; however, without receipt of additional sources of financing, will not be sufficient to pay the principal amount of the $100 million notes payable (the “Notes”) due on December 23, 2011. The unilateral cancellation of the MOC by CVG and the subsequent arbitration claim may impact on the Company’s ability to raise financing.

The Company will need to either raise substantial additional funds to repay the Notes or, alternatively, the Company will need to negotiate a restructuring of the Notes. While the Company is pursuing these alternatives there are no assurances that it will be successful and failure to obtain such additional financing, or a failure to restructure the Notes, could result in the Company defaulting on its debt repayments.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

1.	Nature of operations and going concern (continued)

These material uncertainties raise substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern. The Company may be unable to realize its assets or discharge its liabilities in the normal course of business.

These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its Q1 2011 interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in Note 4, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 4 discloses the impact of the transition to IFRS on the

Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 11, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS, that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010, and interim consolidated financial statements for the period ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these interim consolidated financial statements, following the adoption of IFRS, are described below:

Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial assets and liabilities to fair value, including derivative instruments.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies (continued)

Estimates and uncertainties

The preparation of financial statements in conformity with IFRS requires management to make estimates judgements and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those estimates, and those differences could be material.

In addition to the appropriateness of the assumption of using the going concern basis of accounting, significant estimates used include those relating to the net realizable value of mining equipment, value-added taxes recoverable and payable in Venezuela, tax provisions, carrying value of asset retirement obligations, and the fair values of stock options and warrants.

Consolidation

The financial statements of the Company consolidate the accounts of Crystallex International Corporation and its subsidiaries. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Subsidiaries are those entities which Crystallex International Corporation controls by having the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is obtained by Crystallex International Corporation and would be deconsolidated from the date that control ceases.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries in the Crystallex International Corporation group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company has determined that the United States dollar (“US$”) is the functional currency of the parent and each of its subsidiaries.

The interim consolidated financial statements are presented in US$.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of loss and comprehensive loss.

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and: (a) represents a separate major line of business or geographical area of operations; (b) is part of a single plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale. Losses of discontinued operations are disclosed separately from continuing operations with comparatives being re-presented in the statement of loss and comprehensive loss.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies (continued)

Assets held for sale

Assets are classified as held for sale when the carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable.

Restricted cash

Restricted cash is cash which is not available, by agreement, for general operating purposes.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Restricted cash

Restricted cash is cash which is not available, by agreement, for general operating purposes.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)
Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of loss and comprehensive loss. Gains and losses arising from changes in fair value are presented in the statement of loss and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current. Canadian denominated warrants have been classified at fair value through profit and loss.

(ii)
Loans and receivables: Loans and receivables including restricted cash and deposits are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Cash and cash equivalents, restricted cash and accounts receivable and deposits have been classified as loans and receivables.

(iii)
Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable, bank debt, promissory notes, demand loans, notes payable and long-term debt. Accounts payable are initially recognized at the amount required to be paid less, when material, a discount to reduce payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

)
Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted

3.	Significant accounting policies (continued)

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(iv)
Derivative financial instruments: The Company has issued warrants that are treated as derivative liabilities. All derivatives are included on the balance sheet within warrants or other liabilities and are classified as current or non-current based on contractual terms specific to the instrument. Gains and losses on re-measurement are included in interest and other income in the case of warrants.

Impairment of financial assets: At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The loss is the difference between the amortized costs of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in the statement of loss and comprehensive loss.

Mineral properties and deferred exploration and development expenditures

Mineral exploration and evaluation costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be impairment in value.  Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced.  Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined.  Once a mine has achieved commercial production, mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Impairment of non-financial assets

Property, plant and equipment and other non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to a periodic impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGU’s). The recoverable amount is the higher of a CGU’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies (continued)

CGU). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the statement of loss and comprehensive loss in the period in which they are incurred.

Asset retirement obligations and provisions

Provisions for environmental restoration, where applicable, are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Estimated environmental provisions, comprising rehabilitation and mine closure, are based on the Company’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognized as and when the environmental liability arises and is re-evaluated annually. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognized is classified, as interest expense.

Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value using a pre-tax rate that reflects current market measurements of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Stock - based compensation

The Company recognizes compensation expense for stock options based on the estimated fair value at the grant date using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective option. In estimating fair value, management is required to make certain assumptions and estimates regarding such items as the life of options, volatility and forfeiture rates. Changes in the assumptions used to estimate fair value could result in materially different results.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect to previous years.

Deferred tax is accounted for using the liability method whereby deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the interim consolidated financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies (continued)

the extent that it is probable that the asset can be recovered. Deferred income tax assets and liabilities are presented as non-current.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the period attributable to equity owners of Crystallex International Corporation by the weighted average number of common shares outstanding during the period.

Diluted LPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

Accounting standards issued but not yet applied

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”).

This standard was issued in November 2009 and it addresses the classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard earlier then required.

International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. IFRS 10 will have no impact on the Company’s financial results and financial position.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

3.	Significant accounting policies (continued)

International Financial Reporting Standard 11, Joint Arrangements (“IFRS 11”)

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interest in Joint Ventures. The new standard defines three types of arrangements: Joint Asset, Joint Operations and Joint Ventures and focuses on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring partied to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. The Company is assessing the effect of IFRS on its financial results and financial position.

International Financial Reporting Standard 12, Disclosure of Interests in Other Entities (“IFRS 12”)

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirement for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirement for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

International Financial Reporting Standard 13, Fair Value Measurements (“IFRS 13”)

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specific circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 13 on its financial results and financial position.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

4.	Transition to IFRS

The accounting policies in Note 2 have been applied in preparing these consolidated interim financial statements for the three and six month periods ended June 30, 2010, the financial statements for the year ended December 31, 2010 and the preparation of an opening IFRS balance sheet on the Transition Date, January 1, 2010.

The effect of the Company’s transition to IFRS, described in Note 2, is summarized as follows:

(i) Transition elections
(ii) Reconciliation of shareholders’ deficiency as previously reported under Canadian GAAP to IFRS
(iii) Reconciliation of consolidated statements of loss and comprehensive loss as previously reported under Canadian GAAP to IFRS
(iv) Explanatory notes

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS (continued)

(i) Transition elections

The Company has applied the following transition elections and exemptions from full retrospective application of IFRS:

As described in
Note 4(iv)

	Cumulative translation adjustment	(a)
	Asset retirement obligations	(d)
	Business combinations	(f)
	Stock-based compensation	(g)
	Borrowing costs	(h)

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS (continued)

(ii) Reconciliation of shareholders’ deficiency as previously reported under Canadian GAAP to IFRS

		December 31, 2010			June 30, 2010			January 1, 2010
		Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
Assets	4 (iv)
Current assets
Cash and cash equivalents		16,128	-	16,128	32,081	-	32,081	6,897	-	6,897
Restricted cash					-		-	4,688		4,688
Accounts receivable	c	108	934	1,042	941	907	1,848	780	1,097	1,877
Prepaid expenses, deposits and other assets	c	1,435	7	1,442	695	14	709	515	32	547
Equipment held for sale		-	-	-	-	-	-	3,180	-	3,180
Discontinued operations	c	941	(941)	-	921	(921)	-	1,129	(1,129)	-
		18,612	-	18,612	34,638	-	34,638	17,189	-	17,189

Non-current assets
Property, plant and equipment		33,200	-	33,200	39,589	-	39,589	39,203	-	39,203
Value-added taxes recoverable		-	-	-	-	-	-	1,736	-	1,736
		51,812	-	51,812	74,227	-	74,227	58,128	-	58,128

Liabilities
Current liabilities
Accounts payable and accrued liabilities	c	9,528	1,566	11,094	10,484	1,345	11,829	8,043	1,043	9,086
Notes payable		95,035	-	95,035
Promissory note		-	-	-	-	-	-	894	-	894
Bank loan		930	-	930	279	-	279	-	-	-
Demand loan		2,500	-	2,500	2,500	-	2,500	-	-	-
Warrants	b	-	445	445	-	4,662	4,662	-	2,305	2,305
Current portion of asset retirement obligation	d	-	798	798	-	798	798	-	-	-
Discontinued operations	c	2,364	(2,364)	-	1,345	(1,345)	-	1,043	(1,043)	-
		110,357	445	110,802	14,608	5,460	20,068	9,980	2,305	12,285

Non-current liabilities
Notes payable		-	-	-	92,770	-	92,770	90,639	-	90,639
Asset retirement obligation	d	-	2,655	2,655	-	2,103	2,103	-	2,872	2,872
Discontinued operations	c	2,081	(2,081)	-	2,217	(2,217)	-	2,217	(2,217)	-
		112,438	1,019	113,457	109,595	5,346	114,941	102,836	2,960	105,796

Shareholders’ deficiency
Share capital		588,745	-	588,745	588,745	-	588,745	561,751	-	561,751
Contributed surplus	b	40,643	(10,271)	30,372	40,280	(10,271)	30,009	35,366	(6,659)	28,707
Accumulated other comprehensive income	a	11,959	(11,959)	-	11,959	(11,959)	-	11,959	(11,959)	-
Deficit	a/ b	(701,973)	21,211	(680,762)	(676,352)	16,884	(659,468)	(653,784)	15,658	(638,126)
		(60,626)	(1,019)	(61,645)	(35,368)	(5,346)	(40,714)	(44,708)	(2,960)	(47,668)
		51,812	-	51,812	74,227	-	74,227	58,128	-	58,128

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS (continued)

(ii) Reconciliation of deficit as previously reported under Canadian GAAP to IFRS

		Dec 31, 2010	Jun 30, 2010	Jan 1, 2010
		$	$	$
Deficit	4 (iv)
Deficit as reported under Canadian GAAP		(701,973)	(676,352)	(653,784)

Cumulative translation adjustment	a	11,959	11,959	11,959
Revaluation of warrants	b	9,826	5,609	4,354
Asset retirement obligation	d	(574)	(684)	(655)
Deficit as reported under IFRS		(680,762)	(659,468)	(638,126)

As described in
Note 4 (iv)
(a)	Cumulative translation adjustment
(b)	Warrants
(c)	Discontinued operations
(d)	Asset retirement obligations

(iii)	Reconciliation of consolidated statements of loss and comprehensive loss as previously reported under Canadian GAAP to IFRS

		Year ended December 31, 2010			Six months ended June 30, 2010
	4 (iv)	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
(Expenses) income
General and administrative	c	(12,187)	-	(12,187)	(6,506)	130	(6,376)
Litigation expenses		319	-	319	451	-	451
Foreign currency exchange gain (loss)	c	949	(13)	936	(648)	467	(181)
Write-down of property, plant and equipment		(18,929)	18,929	-	(7,674)	7,674	-
Provision for value-added taxes recoverable		(2,171)	2,171	-	(1,936)	1,936	-
		(32,019)	21,087	(10,932)	(16,313)	10,207	(6,106)

Finance income	b	79	5,472	5,551	12	1,255	1,267
Finance expense		(14,111)	-	(14,111)	(7,082)	-	(7,082)
Net interest expense		(14,032)	5,472	(8,560)	(7,070)	1,255	(5,815)

Loss before income taxes		(46,051)	26,559	(19,492)	(23,383)	11,462	(11,921)
Future income tax recovery		-	-	-	1,487	(1,487)	-
Loss from continuing operations		(46,051)	26,559	(19,492)	(21,896)	9,975	(11,921)
Loss from discontinued operations		(2,138)	(21,006)	(23,144)	(672)	(8,749)	(9,421)
Net loss and comprehensive loss		(48,189)	5,553	(42,636)	(22,568)	1,226	(21,342)

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS (continued)

		Three months ended June 30, 2010
	4 (iv)	Cdn GAAP	Adj	IFRS
(Expenses) income
General and administrative	c	(4,204)	274	(3,930)
Litigation expenses		594	-	594
Foreign currency exchange gain (loss)	c	(626)	561	(65)
Write-down of property, plant and equipment		(4,064)	4,064	-
Provision for value-added taxes recoverable		(1,936)	1,936	-
		(10.236)	6,835	(3,401)

Finance income	b	3	41	44
Finance expense		(3,560)	-	(3,560)
Net interest expense		(3,557)	41	(3,516)

Loss before income taxes		(13,793)	6,876	(6,917)
Future income tax recovery		1,001	(1,001)	-
Loss from continuing operations		(12,792)	5,875	(6,917)
Loss from discontinued operations		(379)	(5,847)	(6,226)
Net loss and comprehensive loss		(13,171)	28	(13,143)

(iv)	Explanatory notes:

a)
In accordance with IFRS transitional provisions, the Company has elected to reset the cumulative translation adjustment account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. Accumulated other comprehensive income has been decreased and deficit has been decreased by $11,959.

b)
The warrants entitle the holder to acquire a fixed number of common shares for a fixed Canadian dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The Company has recorded these changes in interest and other income in the statement of loss and comprehensive loss.

Under Canadian GAAP, the warrants were classified as equity and changes in fair value were not recognized. This change in accounting increased liabilities at January 1, 2010 by $2,305, June 30, 2010 by $4,662 and December 31, 2010 by $445, reduced contributed surplus at January 1, 2010 by $6,659, June 30, 2010 by $10,271 and December 31, 2010 by $10,271 and reduced the deficit at January 1, 2010 by $4,354, at June 30, 2010 by $5,609 and December 31, 2010 by $9,826.

	c)	Discontinued operations:

The determination and classification of discontinued operations under IFRS at transition differs from the treatment applicable under Canadian GAAP and as a result the former El Callao operations were no longer classified as discontinued operations. Accordingly, the asset, liability and expenditures accounts, previously reported as discontinued operations in the financial statements, as the former operations at El Callao were not considered to be discontinued operations at transition, under IFRS.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

4.	Transition to IFRS (continued)

	d)	Asset retirement obligations (see also Note 12):

The Company elected to take the exemption from full retroactive application of IFRS to asset retirement obligations on the transition date. IAS 37 requires the use of management’s best estimate of the Company’s cash outflows, rather than fair value measurement on initial recognition under Canadian GAAP, and requires provisions to be updated at cash balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

	e)	Adjustment to the statement of cash flows:

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

	f)	Business combinations:

The Company may elect under IFRS 1 to retrospectively apply IFRS 3 Business Contributions or to not restate business combinations prior to a selected date chosen by the Company. The Company has applied the business combinations exemption in IFRS 1. Hence, it has not restated any business combinations that took place prior to January 1, 2010.

	g)	Stock-based compensation:

In accordance with IFRS transitional provisions, the Company has elected to apply the exemption from full retrospective application of IFRS 2 share-based payments with respect to unvested share options granted to directors, employees and others prior to transition. On review of the Company’s practices and transactions, no adjustments were required.

	h)	Borrowing costs:

The Company may apply the transitional provisions to IAS 23 Borrowing Costs from the later of January 1, 2009 or transition date. The optional exemption applies to all qualifying assets measured at cost. Alternatively, the Company may elect IAS 23 from an earlier date and capitalize borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after that date. The Company has chosen January 1, 2010 as the commencement date for capitalization.

5.	Discontinued operations

As a result of the actions of the Government of Venezuela (Note 1) in terminating the mine operating contract and the subsequent transfer to the CVG of the Las Cristinas property and receipt of the certificate of delivery on April 5, 2011, the Company has determined that its Venezuelan operations including the Las Cristinas project and the former El Callao operation are to be accounted for as discontinued operations as required by IFRS 5.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

5.	Discontinued operations (continued)

The results of discontinued operations for the periods ended June 30, 2011 and 2010 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
(Expenses) income
Operations expense	(2,246)	(1,256)	(6,608)	(1,270)
Foreign currency exchange gain (loss)	-	43	21	-
Write-down of equipment held for sale	-	-	(5,700)	-
Write-down of mineral property	-	(4,064)	(696)	(7,674)
Provision for value-added taxes recoverable	(124)	(1,935)	(151)	(1,935)
	(2,370)	(7,212)	(13,134)	(10,879)
Finance expense – accretion of asset retirement obligation	(25)	(15)	(50)	(29)
Loss from discontinued operations before tax	(2,395)	(7,227)	(13,184)	(10,908)
Income tax recovery	-	1,001	-	1,487
Loss from discontinued operations	(2,395)	(6,226)	(10,544)	(9,421)

Cash flows from discontinued operations included in the consolidated statements of cash flows are as follows:

June 30, 2011
$
Cash flow provided by (used in)

Operating activities
Loss from discontinued operations for the period	(10,544)
Items not affecting cash:
Write-down of property, plant and equipment	6,396
Increase in asset retirement obligations	340
Accretion of asset retirement obligations	50
Provision for value-added taxes recoverable	151
Unrealized foreign currency exchange (gain)	(21)
Change in non-cash working capital:
Decrease in accounts receivable	10
(Increase) in prepaid expenses, deposits and other assets	(651)
Increase in accounts payable and accrued liabilities	1,414
Net cash used in operating activities	(2,855)

Investing activities
Investment in property, plant and equipment	(2,437)
Proceeds from sale of equipment	15,608
Net cash provided by investing activities	13,171
Increase in cash and cash equivalents from discontinued operations	10,316

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

6.	Venezuelan operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate.  This was done due to the increasing spread between the official exchange rate and the parallel exchange rate, and the Company’s inability to access the official rate.

The Venezuelan subsidiaries have a US dollar functional currency. As a result of the US dollar functional currency, monetary assets and liabilities denominated in BsF generate gains or losses for changes in value associated with foreign currency exchange rate fluctuations against the US dollar.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market.  Therefore, continued use of the parallel rate to translate BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system; Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). The SITME imposes volume restrictions on the conversion of BsF to US dollar (and vice versa), currently limiting such activity to a maximum equivalent of $350 per month.

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at June 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar effective June 30, 2010.

Venezuelan subsidiaries had approximately $4,622 of net monetary liabilities denominated in BsF as at June 30, 2011. For every $1,000 of net monetary liabilities denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would increase/(decrease) the Company’s loss by approximately $150.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

7.	Property, plant and equipment

	June 30, 2011
	Mining Equipment	Mineral Properties	Total
	$	$	$

Cost
Balance at beginning of period, January 1, 2011	40,197	309,609	349,806
Additions	-	696	696
Reclassification to equipment held for sale	(40,197)	-	(40,197)
Balance at June 30, 2011	-	310,305	310,305

Write-down
Balance at beginning of period, January 1, 2011	6,997	309,609	316,606
Additions	-	696	696
Reclassification to equipment held for sale	(6,997)	-	(6,997)
Balance at June 30, 2011	-	310,305	310,305

Net book value
Balance at beginning of period, January 1, 2011	33,200	-	33,200
Additions	-	-	-
Reclassification to equipment held for sale	(33,200)	-	(33,200)
Balance at June 30, 2011	-	-	-

	December 31, 2010
	Mining Equipment	Mineral Properties	Total
	$	$	$
Cost
Balance at beginning of year	39,203	297,069	336,272
Additions	-	12,540	12,540
Reclassification from equipment held for sale	994	-	994
Balance at December 31, 2010	40,197	309,609	349,806

Write-down
Balance beginning of year	-	297,069	297,069
Additions	6,389	12,540	18,929
Reclassification from equipment held for sale	608	-	608
Balance at December 31, 2010	6,997	309,609	316,606
Net book value December 31, 2010	33,200	-	33,200

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

7.	Property, plant and equipment (continued)

On December 31, 2009, the Company assessed the Las Cristinas Project for impairment and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a non-cash write-down of the carrying value should be recorded as at December 31, 2009 based on certain impairment triggers noted including, but not limited to, the permitting delays described in Note 1.  The Company determined that, among other things, the uncertainty regarding the Permit had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project and on recoverability of the carrying value of the asset. Accordingly, the Company recorded a non-cash write-down of $297,069 as at December 31, 2009 relating to all mineral property costs, except the carrying value of the remaining mining equipment.

The Company conducted similar impairment assessments as at the end of each quarter in 2010 and for similar reasons to those indicated above; the Company recorded additional non-cash write-downs totalling $12,540 of which $3,610 relate to the quarter ended March 31, 2010, and $4,064 relate to the quarter ended June 30, 2010.

In February of 2011, the Company ceased capitalization of expenditures on Las Cristinas due to the termination of the MOC. For January 2011, a final impairment assessment resulted in a non-cash write-down of $696.

Subsequent to the termination of the MOC, all additional costs related to Las Cristinas are recorded in discontinued operations expenses.

8.	Equipment held for sale

	June 30
	2011

Balance at beginning of period	$-
Transfer from property, plant and equipment (Note 7)	33,200
Write-down	(5,700)
Disposals	(15,608	)(a)

Balance as at June 30, 2011	$11,892

(a)	On June 28, 2011 the Company sold equipment for proceeds of $16,958 less commission of $1,350. The proceeds approximated the carrying value of the assets subsequent to previous write-downs.

9.	Bank loan

At June 30, 2011, the Company’s Venezuelan Branch had a bank loan of approximately $3,023 (December 2010: $930 to fund operations, which the Company uses in connection with the conversion of U.S. funds into BsF in Venezuela on a timely basis. This demand bank loan bears interest at 19% per annum and is secured by cash collateral.

	June 30,	Dec 31,
	2011	2010
Opening balance	$930	$-
Increase	3,023	2,953
Repayments	(930)	(2,023)
Closing balance	$3,023	$930

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

10.	Demand loan

In early 2010, the Company commenced negotiations with China Railway Resources Group Co. Ltd. (“CRRC”) to create a strategic partnership for the development of Las Cristinas. The proposed transaction was never completed. During these negotiations, CRRC loaned Crystallex $2,500, which is repayable on demand and ranks subordinate to the Notes described in Note 11. At the time of the loan advance, it was contemplated that, upon closing of the proposed transaction with CRRC, the loan would be convertible at the option of CRRC into common shares of Crystallex at a price of Cdn$0.40 per common share of Crystallex. The conversion feature of the loan was ascribed a fair value of $200 using the Black-Scholes option pricing model and recorded as contributed surplus. The residual liability component of the loan of $2,300 was accreted up to its face value using the effective interest method, and, accordingly, interest accretion of $200 was recorded during the year ended December 31, 2010 as a component of interest expense. The conversion feature of this loan has been terminated on the basis that no strategic partnership was reached with CCRC.

	June 30,	Dec 31,
	2011	2010
Opening balance	$2,500	$-
Increase	-	2,500
Closing balance	$2,500	$2,500

11.	Notes payable

In conjunction with a unit offering on December 23, 2004, the Company issued $100,000 of senior unsecured Notes with a coupon rate of 9.375%, due on December 23, 2011, for net proceeds of $75,015 after expenses and equity allocation.  Interest is payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash if there is a change in control in the Company where the acquirer’s debt rating is below the debt rating of the Company before or after the change in control, or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.  The Company may also redeem the Notes, in whole but not in part, for cash at its option if there is a change in the applicable Canadian withholding tax legislation. As described in Note 21, the Company successfully defended against an action brought by Noteholders relating to a project change in control.

The initial carrying value of the Notes was derived from a unit structure that contained both a Note and a share component.  As a result, the share component was determined based on the fair value of the common shares issued with the unit offering, calculated at $21,450 with $78,550 being the discounted fair value of the Notes.  The discounted fair value of the Notes, net of expenses, is accreted up to the face value of the Notes using the effective interest method over its seven-year term, with the resulting charge recorded to interest finance expense. Interest accretion of $2,405 on the Notes was recorded during the six months ended June 30, 2011 as a component of interest expense.

The movement of the notes payable during the six months ended June 30 is as follows:

	June 30,	Dec 31,
	2011	2010
Opening balance at January 1	$95,035	$90,639
Accretion	2,156	3,796
Amortization of financing fees	249	600
Closing balance	$97,440	$95,035

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

12.	Asset retirement obligations

Asset retirement obligations relate to environmental rehabilitation costs associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset. Reclamation obligations on the Company’s mineral properties or previous mineral properties are recorded as an environmental rehabilitation provision. These include the removal of residual materials and remediation of disturbed areas. These estimated costs are provided for in the accounting period when the obligation from related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the present value of estimated future costs. The costs are estimated based on mine closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value.

The movement of the asset retirement obligations during the six month period ended June 30, is as follows:

Asset retirement obligations are as follows:

	June 30		December 31
	2011		2010

Asset retirement obligations, beginning of year	$3,453		$2,872
Reclamation expenditures	-		(233)
Accretion expense	50		58
Revision in estimated cash flows	340	(a)	756

Asset retirement obligations, end of period	3,843		3,453
Less current portion	1,138		798
	$2,705		$2,655

(a)
In the quarter ended March 31, 2011, the Company identified additional obligations associated with the reforestation of 3 hectares on the Las Cristinas site. The Las Cristinas concessions consist of 3,885 hectares.

13.	Share capital

Authorized
Unlimited common shares, no par value
Unlimited Class A preference shares, no par value
Unlimited Class B preference shares, no par value

Issued

	Number of	Amount
	Shares	$

Balance January 1, 2010	294,817,719	561,751

Public offering, June 30, 2010	70,000,000	26,994

Balance December 31, 2010	364,817,719	588,745

Director remuneration plan	600,000	62

Balance June 30, 2011	365,417,719	588,807

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

13.	Share capital (continued)

Financing transaction

On June 30, 2010, the Company completed a public offering of 70 million units at Cdn $0.50 per unit for gross proceeds of Cdn $35.0 million (US$33.0 million).

Each unit consisted of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of Cdn $0.70 expiring June 30, 2011.

The net proceeds received by the Company, after payment of issuance costs of $2,396, was $30,605, of which $26,994 was recorded as share capital and $3,611 was recorded as contributed surplus.

Shareholder rights plan

On June 24, 2009, the shareholders of the Company approved the continuation of the Company’s shareholder rights plan (the “Rights Plan”), which was previously approved on October 30, 2006. The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company’s annual meeting in 2016. The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any takeover bid for the Company and to provide the board of directors and shareholders with sufficient time to fully consider any unsolicited takeover bid. The Rights Plan also provides the board of directors with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid.

Pursuant to the Rights Plan, one right (a “Right”) is attached to each outstanding common share of the Company held by shareholders of record at the close of business on the record date. The Rights will separate from the common shares at the time that is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Company) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Rights Plan.

In order to constitute a permitted bid, an offer must be made in compliance with the Rights Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further period of ten business days.

14.	Warrants

Common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Number of
Exercise price		warrants
June 30, 2011	December 31, 2010	(thousands)
	$0.70 (Cdn$0.70)	-(a)
$0.31 (Cdn$0.30)	$0.30 (Cdn$0.30)	3,000(b)
$3.09 (Cdn$3.00)	$3.02 (Cdn$3.00)	16,445(c)
$4.25	$4.25	12,250(d)
31,695

a)
These warrants expired on June 30, 2011. In accordance with the Canadian Income Tax Act (subsection 49(2)), the Company is deemed to have a capital gain equal to the proceeds received for issuing the Warrants. The capital gain is subject to tax at 50% of the corporate income tax rate. The tax expense associated with the expired warrants is recognized in contributed surplus, following the original treatment of this transaction with equity. As the Company used unrecognized capital losses to reduce the current tax liability associated with the warrant expiry, a tax recovery of $490 has been recorded in the net tax expense for the year.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

14.	Warrants (continued)

	b)	These warrants expire on April 23, 2012.
	c)	These warrants expire six months following the date that is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.
	d)	These warrants become exercisable for an 18-month period commencing on the date which is 45 days following the receipt of the permit for the Company’s Las Cristinas Project.

Derivative liability (see also Note 4 iv (b))

Under IFRS, warrants with an exercise price in a currency other than the functional currency are to be recorded as a derivative liability and carried at fair value. The liability is re-measured at each reporting date with the change in value recorded as a financing cost included in interest and other income in the interim consolidated statement of loss and comprehensive loss.

The change in the derivative liability for the six month period ended June 30, 2011 is as follows:

Warrants	Issued	Expired	Outstanding	Fair value estimate at Dec 31, 2010	Fair value estimate adjustments	Fair value estimate at June 30, 2011
Cdn$0.70	35,000	(35,000)	-	35	(35)	-
Cdn$0.30	3,000	-	3,000	410	(398)	12
Cdn$3.00	16,445	-	16,445	-	-	-
	54,445	(35,000)	19,445	445	(433)	12

The change in the derivative liability for the year ended December 31, 2010 is as follows:

Warrants	Issued	Fair value estimate at Jan 1, 2010	Issued	Fair value estimate adjustments	Fair value estimate at Dec 31,2010
Cdn$0.70	-	-	3,611	3,576	35
Cdn$0.30	3,000	860	-	450	410
Cdn$3.00	16,445	1,445	-	1,445	-
	19,445	2,305	3,611	5,471	445

15.	Stock Options

Effective June 24, 2009, shareholders of the Company approved a Fixed Share Option Plan (the “New Plan”), which provides for the granting of a maximum 8,000,000 stock options to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. Under the New Plan, the exercise price of each stock option cannot be less than the closing price of the Company’s common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant.  Stock options have a life of up to ten years and may vest immediately, or over periods ranging from one year to three years.  In addition, the directors of the Company may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of stock options surrendered.

Effective June 22, 2011, shareholders of the Company approved an increase in the number of stock options in the New Plan, authorizing an additional 3,000,000 stock options (June 23, 2010 – 5,000,000 stock options) to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. As at June 30, 2011, 14,957,900 stock options were granted under the New Plan.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

15.	Stock Options (continued)

As at June 30, 2011, stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding stock options			Exercisable stock options
Range of exercise prices (Cdn$)	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (Cdn$)	Number exercisable (thousands)	Weighted average exercise price (Cdn$)

$0.10	3,880	8.65	0.10	3,880	0.10
$0.24	6,175	5.94	0.24	6,175	0.24
$0.45	4,903	7.20	0.45	4,903	0.45
$1.90 to $2.60	2,349	0.88	2.22	2,349	2.22
$3.00 to $3.57	2,653	2.98	3.14	2,653	3.13
$4.05 to $4.87	2,292	2.90	4.43	2,217	4.44
	22,252	5.49	1.25	22,177	1.24

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.  The estimated fair value of the stock options is expensed over their respective vesting periods.  The fair value of stock options granted was determined using the following assumptions for stock options granted during the six months ended June 30, 2011.

	Six months ended June 30
	2011	2010
Risk-free interest rate	2.25%	1.7%
Expected life (years)	3	3
Expected volatility over expected life	120%	127%
Expected dividend rate	0%	0%
Weighted average fair value of stock options granted	$ 0.07	$ 0.33

The fair value compensation recorded for stock options that have vested for the six months ended June 30, 2011 was $488 (2010 - $1,103) of which $488 (2009 - $1,029) was expensed and $Nil (2010 - $74) was capitalized to mineral properties prior to the write-down described in Note 7.

A summary of the outstanding stock options as at June 30 and changes during each of the six months then ended are as follows:

	Six months ended June 30
		2011		2010
	Number of options (thousands)	Weighted average exercise price (Cdn$)	Number of options (thousands)	Weighted average exercise price (Cdn$)
Balance, beginning of period	18,397	1.49	15,254	1.94
Issued	3,880	0.10	4,903	0.45
Expired or forfeited	(25)	-	(133)	3.67
Balance, end of period	22,252	1.25	20,024	1.56

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

16.	Loss per share

Basic loss per share is calculated by dividing the net loss for the period attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the period:

	Three months ended June 30		Six months ended June 30
	2011 $	2010 $	2011 $	2010 $
Loss from continuing operations	(7,747)	(6,917)	(14,553)	(11,921)(
Loss from discontinued operations net of income taxes	(2,395)	(6,226)	(10,544)	(9,421)

Loss for the period	(10,142)	(13,143)	(25,097)	(21,342)
Weighted average number of outstanding shares	364,863,873	295,586,950	364,840,923	295,204,459
Basic and diluted (loss) per common share from continuing operations	(0.02)	(0.02)	(0.04)	(0.04)
Basic and diluted (loss) per common share from discontinued operations	(0.01)	(0.02)	(0.03)	(0.03)
Basic and diluted (loss) per common share	(0.03)	(0.04)	(0.07)	(0.07)

Diluted loss per share equals basic loss per share as, due to losses incurred in both periods, there is no dilutive effect from outstanding options and warrants.

17.	Finance income and expense

During the period, the Company earned and expensed the following:

	Three months ended June 30		Six months ended June 30
	2011 $	2010 $	2011 $	2010 $
Unrealized gain on revaluation of warrants	54	41	433	1,255
Other finance income	8	3	31	12
Finance income	62	44	464	1,267

Interest on notes payable	(3,547)	(3,400)	(7,093)	(6,818)
Other finance expense	(38)	(160)	(75)	(264)
Finance expense	(3,585)	(3,560)	(7,168)	(7,082)
Net finance expense	(3,525)	(3,516)	(6,704)	(5,815)

18.	Supplemental disclosures with respect to cash flows

Cash paid during the six month period ended June 30:

	2011	2010
For interest	$4,688	$4,688
For income taxes	$-	$-

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

18.	Supplemental disclosures with respect to cash flows (continued)

Investment in property, plant and equipment for the six month period ended June 30:

	2011	2010
Net book value of property, plant and equipment January 1	$33,200	$39,203
Net book value of property, plant and equipment June 30	-	39,589
Net decrease in property, plant and equipment	33,200	(386)
Reclassification to equipment held for sale	(33,200)
Reallocation of equipment held for sale	-	386
Write-down of property, plant and equipment	-	(7,674)
Capitalization of stock-based compensation	-	74
Provision for recovery of value-added taxes	-	(1,936)
Future income taxes	-	981
Net book value of equipment held for sale	-	-
Net increase in investments before working capital items	-	(8,555)
Changes in working capital related to property, plant and equipment acquisitions	-	(3,659)
Cash investment in property, plant and equipment	$-	$(4,896)

19.	Segmented information

The Company has one operating segment, which is the exploration and development of mineral properties.

20.	Risk management

Credit risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company’s credit risk is primarily attributable to cash that is held with major Canadian chartered banks.

The Company is exposed to the credit risk of Venezuelan banks, which hold cash for the Company’s Venezuelan operations. The Company limits its exposure to this risk by maintaining minimal cash balances to fund the immediate needs of its Venezuelan subsidiaries.

The Company has additional credit risk relating to value-added taxes recoverable from the Government of Venezuela.

Currency risks

The Company continues to have activities in Venezuela, where currently there is an exchange control regime, and is exposed to currency risks from the exchange rate of the Venezuelan BsF relative to the U.S. dollar.  In addition, some of the Company’s head office operations are transacted in Canadian dollars.

The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Currency risk is derived from monetary assets and liabilities denominated in Venezuelan BsF and Canadian dollars.

20.	Risk management (continued)

The following table provides a sensitivity analysis of the positive/(negative) impact on operations as a result of a hypothetical weakening or strengthening of the Venezuelan BsF and Canadian dollar relative to the U.S. dollar:

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

	June 30	December 31
	2011	2010
Venezuelan BsF net monetary liabilities
15% increase in value	$(607)	$312
15% decrease in value	$607	$(312)

Canadian dollar net monetary assets
15% increase in value	$119	$(1,304)
15% decrease in value	$(119)	$1,304

Liquidity risk

The Company faces liquidity risk to the extent that it will be unable to settle liabilities as they come due.  In order to manage this risk, management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flow.

The maturities of the Company’s financial liabilities are as follows:

		1 to 3	3 months to	1 year to
	1 month	months	1 year	5 years

Current liabilities	$2,704	$6,284	$109,961	$-
Asset retirement obligations (undiscounted)	375	515	248	2,803
Total	$3,079	$6,799	$110,209	$2,803

Fair value

As at June 30, 2011, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities, bank loan, demand loan payable, notes and warrants denominated in Cdn$. These warrants denominated in Cdn$ are measured at fair value and classified as Level 2. Accounts receivables, accounts payable and certain accrued liabilities, bank loan and demand loan payable are measured at amortized costs and their fair values approximate carrying value due to their short-term nature. The Notes are classified as other financial liabilities and are measured at amortized cost.

21.	Commitments and contingencies

Actions by Noteholders

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the Noteholders as described in Note 10. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there had been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

21.	Commitments and contingencies (continued)

A Project Change of Control is defined as the occurrence of any transaction as a result of which the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset.

On May 26, 2011 the Company was served with a Notice of Application by certain Noteholders seeking a declaration from the court that there has been a Project Change of Control event as defined in the First Supplemental Indenture made as of December 23, 2004 which would require the Company to purchase all of the notes of each note holder who has so requested at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase. A hearing has currently been scheduled for September 7, 2011.

The Company believes this claim is without merit and is vigorously defending itself against this claim; however, the outcome of the claim cannot be determined at this time.

Proposed class action dismissed

The Company and certain officers and directors were named as defendants (the “Defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit were described as investors who acquired the Company’s common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”). The complaint alleged that the Defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required

Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserted that the Defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action sought compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated there under by each of the Defendants, and a violation of Section 20A of the Exchange Act by one of the individual Defendants.

On March 28, 2011, the court dismissed this lawsuit in its entirety and without prejudice. The court allowed the plaintiffs to file a second amended complaint if they had reason to do so in good faith within 21 days of the court order.  After the plaintiffs did not file a second amended complaint, the district court entered a final judgement closing the case on April 26, 2011.

On April 21, 2011 the plaintiffs appealed the court’s decision to dismiss the complaint. The appeal was dismissed by the United States Court of Appeals for the Second Circuit on May 24, 2011.

Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $1.0 million. Management has recorded a provision based on its best estimates of amounts that may need to be paid based on the experience with cases settled to date.

Crystallex International Corporation
Notes to the Interim Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2011 and 2010
(US$ thousands, except as noted)

22.	Compensation of key management

Key management includes the Company’s directors and senior management team. Compensation awarded to key management included:

	Six months ended
	June 30, 2011	June 30, 2010
	$	$
Salaries and short-term employee benefits	952	760
Post-employment benefits	35	33
Directors’ fees paid in shares	62	-
Directors’ fees paid in cash	238	292
	1,287	1,085

23.	Related party transactions

During the six month period ended June 30, 2011, the Company paid head office rent of $72 (2010 - $57) to a subsidiary of a company that retains the Chairman and Chief Executive Officer (“CEO”) of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services. The advisory fee included a work fee, and a success fee which is only payable on the fulfilment of certain conditions.  For the six month period ended June 30, 2011 the Company paid advisory fees of $Nil (2010 - $150), under the terms of this advisory agreement.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

24.	Subsequent events
.
AMEX – OTCQB listing:

On June 1, 2011, the Company was advised by the NYSE Amex that its Appeal of the Exchange’s delisting determination was denied. Crystallex appealed this decision to the full Committee on Securities of the NYSE Amex.  The NYSE Amex suspended trading of Crystallex shares on the NYSE Amex while the Appeal was ongoing. The committee considered the matter on August 3, 2011 and on August 10, 2011 the Company was advised that its appeal of the Exchange’s delisting was denied. The Company’s shares continue to trade on the TSX Exchange (symbol: KRY) and now also trade in the United States on the OTCQB (symbol: CRYXF).

Document 2

Management’s Discussion and Analysis
For the Six Month Period Ended June 30, 2011

Management’s Discussion and Analysis

Table of Contents

Special Note Regarding Forward Looking Statements	1
Cautionary Note to U.S. Investors	1
General	2
Overview	2
Summary of Quarterly Results (Unaudited)	4
Results of Continuing Operations	4
General and Administrative Expenses	5
Litigation Expenses	5
Interest on Notes Payable	5
Interest on Demand Loan and Promissory Note	5
Foreign Currency Exchange Gain	5
Results of Discontinued Operations - Venezuela	6
Write-down of the Carrying Value of Las Cristinas, Provision for VAT and Future Income Tax Recovery	6
Losses on Write-down and Sale of Mining Equipment	6
Las Cristinas Capitalization Policy	7
Las Cristinas Withdrawal Expense	7
Liquidity and Capital Resources	7
Cash and Cash Equivalents	7
Cash Used in Operating Activities	8
Investing Activities	8
Financing Activities	8
Contractual Obligations and Commitments	8
Off-Balance Sheet Arrangements	8
Related Party and Other Transactions	9
Venezuelan Operations	9
Legal Proceedings	10
Critical Accounting Estimates and Uncertainties	11
International Financial Reporting Standards	13
Outstanding Share Data	13
Disclosure Controls and Internal Control over Financial Reporting	14
Risk Factors	15

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Crystallex International Corporation	1
Six Month Period Ended June 30, 2011

General

This Management’s Discussion and Analysis (“MD&A”) of Crystallex International Corporation (“Crystallex” or the “Company”) provides an analysis of the Company’s unaudited interim consolidated financial statements and the related notes as at and for the six months ended June 30, 2011. This MD&A should be read in conjunction with those unaudited interim consolidated financial statements as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2010.

The Company prepares its consolidated financial statements in United States (“U.S.”) dollars. Effective the first quarter of 2011, the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The comparative financial information of 2010 in this Management’s Discussion and Analysis has also been restated to conform to IFRS. This Management’s Discussion and Analysis should be read with Note 4 “Transition to IFRS” to the unaudited interim consolidated financial statements.

This MD&A was prepared on August 12, 2011. The Company’s public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “KRY” and in the United States on the OTCQB under the symbol “CRYXF”.

Overview

Crystallex is a Canadian-based mining company with a focus on acquiring, exploring, developing and operating mining projects.  Crystallex has successfully operated an open pit gold mine in Uruguay and developed and operated three gold mines and a milling operation in Venezuela.  Since the signing of a Mine Operating Contract (the “MOC”) in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”), which granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela, the Company has worked vigorously to bring the Las Cristinas Project to development. The CVG confirmed the validity of the MOC in August 2010.  Notwithstanding its compliance with the MOC, the fulfilment of all the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) and assurances that the Permit would be granted, on February 3, 2011, the MOC was unilaterally terminated by the CVG.  The Company believes there is no justification for this unilateral rescission under Venezuelan or international law. On February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. The Arbitration Request was registered by ICSID on March 9, 2011. The next step in the arbitration process, constitution of the arbitral Tribunal is currently underway. (see Legal Proceedings – Arbitration).

Crystallex is currently seeking the restitution by Venezuela of its investments in Las Cristinas, including reinstatement of the MOC, the issuance of the Permit and compensation for interim losses suffered, or alternatively, full compensation for the value of its investment in an amount in excess of US$3.8 billion.

The Company is diligently advancing its arbitration claim, while remaining receptive to settlement alternatives with Venezuela. At the same time, the Company has improved its cash position by selling a portion of its remaining Las Cristinas project equipment for gross proceeds of $16.9 million and signing an option agreement for possible additional equipment sales.  The Company is pursuing financing alternatives to raise proceeds to repay the $100 million Notes due December 23, 2011 and to provide the Company with additional liquidity.  There are no assurances that alternative financing transactions will be successfully concluded.  A portion of the proceeds from equipment sales and possibly proceeds from a financing in excess of the Note repayment are planned to be used for evaluating and pursuing additional opportunities.

Crystallex’s senior management team and Directors will have an instrumental role in executing these objectives. Their historical knowledge of the Las Cristinas project is vitally important to successfully advancing the arbitration claim, while their business and finance experience are critical for identifying and evaluating new opportunities.

Crystallex International Corporation	2
Six Month Period Ended June 30, 2011

On May 27, 2011, the Company was served with a Notice of Application by certain holders of the notes (the “Notes”). The Noteholders (the “Noteholders”) are seeking a declaration from the Court that there has been a "Project Change of Control". If successful, the Company would be required to purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase. The Company has previously successfully defended multiple actions by the Noteholders and it intends to vigorously defend this application as well.  A court hearing has currently been scheduled for September 7, 2011, (refer to Legal Proceedings – Prior Noteholder Claims).

On June 1, 2011, the Company was advised by the NYSE Amex that its appeal of the Exchange’s delisting determination was denied. Crystallex appealed this decision to the full Committee on Securities of the NYSE Amex. The NYSE Amex suspended trading of Crystallex shares on the NYSE Amex while the Appeal process was ongoing. The full Committee considered the matter on August 3, 2011 and in a letter dated August 10, 2011, the Company was advised that the full Committee had upheld the Panel Decision to delist the securities from the NYSE Amex.

The August 10, 2011 letter from the NYSE Amex noted that, “The Staff had reached this determination based on Section 1002(c) of the Company Guide, which provides that a stock may be delisted from the Exchange if the issuer ceases to be an operating company, and Section 1003(c)(1) of the Company Guide, which further provides that the Exchange should consider delisting a stock “[i]f the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as ... condemnation, seizure or expropriation.”

The Company’s shares continue to trade in Canada on the TSX and in the United States on the OTCQB.

Crystallex International Corporation	3
Six Month Period Ended June 30, 2011

Summary of Quarterly Results (Unaudited)

US$,000 except per share	2011		2010
	Q2	Q1	Q4	Q3
Loss from continuing operations	(7,747)	(6,806)	(4,943)	(2,628)
Loss from discontinued operations	(2,395)	(8,149)	(10,089)	(3,634)
Net loss and comprehensive loss	(10,142)	(14,955)	(15,032)	(6,262)
Write-down of Las Cristinas	-	(696)	(1,716)	(3,150)
Provision for value-added taxes recoverable	(124)	(27)	(89)	(146)
Loss on write-down of equipment	-	(5,700)	(6,389)	-
Gain on revaluation of warrants	54	379	1,167	3,050
Loss per share from continuing operations – Basic and diluted	(0.02)	(0.02)	(0.01)	(0.01)
Loss per share from discontinuing operations – Basic and diluted	(0.01)	(0.02)	(0.03)	(0.01)
Loss per share – Basic and diluted	(0.03)	(0.04)	(0.04)	(0.02)

US$,000 except per share	2010		2009
	Q2	Q1	Q4(a)	Q3(a)
Loss from continuing operations	(6,917)	(5,004)	(281,417)	(19,889)
Loss from discontinued operations	(6,226)	(3,195)	(406)	(229)
Loss after discontinued operations	-	-	(281,823)	(20,118)
Net loss and comprehensive loss	(13,143)	(8,199)	-	-
Write-down of Las Cristinas included in loss from continuing operations	(4,064)	(3,610)	(297,069)	-
Provision for value added taxes	(1,936)	-	-	-
Gain on revaluation of warrants	41	1,214	-	-
Future income tax recovery	-	-	17,459	-
Unrealized gain (loss) on translation of future income taxes included in (loss) income from continuing operations	-	-	1,659	(3,298)
Gain (loss) on write-down of equipment sold and held for sale included in loss from continuing operations	-	-	1,968	(10,263)
Loss per share from continuing operations – Basic and diluted	(0.02)	(0.02)	(0.95)	(0.07)
Loss per share from discontinuing operations – Basic and diluted	(0.02)	(0.01)	(0.01)	(0.00)
Loss per share – Basic and diluted	(0.04)	(0.03)	(0.96)	(0.07)

(a)	The financial results for the periods ending prior to January 1, 2010 have not been restated in accordance with IFRS.

Crystallex International Corporation	4
Six Month Period Ended June 30, 2011

Results of Continuing Operations

The Company recorded losses from continuing operations for the six months and three months ended June 30, 2011 of $14.6 million ($(0.04) per share) and $7.7 million ($(0.02) per share) respectively, compared to losses of $11.9 million ($(0.04 per share) and $6.9 million ($(0.02) per share) for the comparable periods in 2010. The increased loss of $2.7 million for the first six months of 2011 compared to 2010 is mainly due to decreased finance income of $0.8 million on unrealized non cash gains on the revaluation of warrants, increased litigation expense of $0.6 million, increased general and administrative expenses of $2.2 million, increased finance expense of $0.1 million offset by increased foreign exchange gains of $0.6 million and non cash income tax recoveries of $0.5 million.

General and Administrative Expenses

General and administrative expenses increased by $2.2 million to $8.7 million (2010 - $6.5 million) for the six month period ended June 30, 2011 and increased by $0.9 million to $4.8 million (2010 - $3.9 million) for the three months ended June 30, 2011. The increase of $2.2 million for the 6 months ended June 30, 2011 as compared to the same period for 2010 was due to higher legal expenses of $1.7 million mainly due to the Company’s arbitration claim, an increase in administration expenses of $1.3 million for the Venezuelan head office, which were formerly reported as part of the Las Cristinas project offset, by reductions in office administration expenses $0.1 million, non cash stock option expense of $0.6 million and insurance expense of $0.1 million.

The $0.9 million increase in expense for the three month period ended June 30, 2011 as compared to the same period for 2010 was attributed to a decrease in non cash stock option expense of $0.8 million, offset by increases in legal and consulting expenses of $0.4 million, and Venezuelan head office expenses of $1.3 million.

The Company expects to continue to incur significant costs in the future related to its arbitration claim against Venezuela.

Litigation Expenses

The Company did not incur material litigation costs in the first six months of 2011.  The Court of Appeal dismissed the Noteholder’s previous claim in the second quarter of 2010 and the new Noteholder Notice of Application was served on May 27, 2011.

There was no activity on the class action suit in the first quarter of 2011.  On April 21, 2011 the plaintiffs in the class action suit appealed the court’s decision to dismiss the complaint. This appeal was dismissed by the United States Court of Appeals for the Second Circuit on May 24, 2011.

Interest on Notes Payable

Interest expense on the Notes was $7.1 and $3.5 million for the six months and three months ended June 30, 2011, respectively, compared to $6.8 million and $3.4 million for the corresponding periods in 2010. The Notes bear interest at 9.375% per annum, and interest is payable semi-annually in January and July. Interest expense on the Notes also includes amortization of debt transaction costs and non-cash interest accretion of $2.4 million and $1.2 million for the six months and three months ended June 30, 2011 as compared to $2.2 million and $1.1 million for the same periods in 2010, as the Notes were originally derived from a financial instrument that contained both liability and equity components.

Subsequent to the end of the second quarter, the Company made the July 2011 interest payment of $4.7 million on July 15, 2011.

Interest on Demand Loan and Promissory Note

Interest expense on the demand loan was $75 thousand and $38 thousand in the six and three month periods ended June 30, 2011 as compared to $246 thousand and $142 thousand in the comparable periods of 2010. Included in the six month and three month periods ended June 30, 2010 is non cash interest accretion of $200 thousand and $116 thousand respectively, and interest on the promissory note which was repaid in April 2010, of $18 thousand.

Crystallex International Corporation	5
Six Month Period Ended June 30, 2011

Foreign Currency Exchange Gain

The Company recorded a foreign currency exchange gain of $0.4 million and a loss of $0.2 million for the six and three month periods ended June 30, 2011.

For the six and three month periods ended June 30, 2010 the Company reported exchange losses of $181 thousand and $65 thousand respectively. Exchange gains and losses in both 2011 and 2010 arose mainly as a result of fluctuations in the value of CAD$ held.

Results of Discontinued Operations - Venezuela

Following the Government of Venezuela’s unilateral cancellation of the Las Cristinas MOC on February 3, 2011 the Company filed for arbitration before ICSID’s Additional Facility and commenced the process of handing the Las Cristinas project back to the Government of Venezuela. The handover to the Government of Venezuela was completed on April 5, 2011 upon receipt of a certificate of delivery from the CVG. As a result, the Company has determined that its operations in Venezuela should be accounted for as a discontinued operation.

The Company reported losses from discontinued operations for the six months and three months ended June 30, 2011 of $10.5 million ($(0.03) per share) and $2.4 million ($(0.01) per share), respectively, compared to losses of $9.4 million ($(0.03) per share) and $6.2 million ($(0.02) per share) for the comparable periods in 2010. The increased loss of $1.1 million for the first six months of 2011 compared to 2010 is mainly due to increased operations expenses of $2.6 million as the Las Cristinas project is no longer being capitalized, a $5.7 million write-down of equipment held for sale, and a $1.5 million reduction in future income tax recoveries, offset by a $7.0 reduction in the write-down of mineral properties and a $1.7 million reduction in the provision for value added taxes.

The decreased loss of $3.8 million in the three month period ended June 30, 2011 as compared to the same three month period of 2010 is attributable to a decrease in the write-down of mineral properties of $4.0 million, a decrease in the provision for value added taxes recoverable of $1.8 million, offset by an increase in operating expenses of $1.0 million and a reduction in future income tax recovery of $1.0 million.

Write-down of the Carrying Value of Las Cristinas, Provision for VAT and Future Income Tax Recovery

At December 31, 2009, it was determined that the uncertainty regarding the receipt of the Permit for Las Cristinas had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project.  Accordingly, the Company recorded a non-cash write-down of $297.1 million relating to all Las Cristinas mineral property costs, except the carrying value of the remaining mining equipment. The accumulated non-cash write-down on Las Cristinas resulted in the reversal of future income tax liabilities of $17.5 million as at December 31, 2009 relating to temporary differences between book and tax values previously recorded.

The Company continued to perform impairment assessments at the end of each quarter in 2010 and for reasons similar to those indicated above, the Company recorded non-cash write-downs totalling $12.5 million in 2010. In the first quarter of 2011, the Company recorded an additional write-down of $696 thousand bringing the cumulative write-down to $310.3 million. As a result of the cancellation of the MOC, no further write-downs against Las Cristinas were recorded, as all costs associated with Las Cristinas commencing from February 2011 were expensed directly in the Statement of Loss and Comprehensive Loss. In addition, the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable (“VAT”) from cumulative expenditures incurred on Las Cristinas. This provision was recorded as this VAT was only recoverable from future operations at Las Cristinas which could not be transferred or assigned. These write-downs of the Las Cristinas project are based on accounting principles only, and are thus without prejudice to the legal qualifications that the Venezuelan measures may be given under Venezuelan or International law (including the Treaty).

The Company’s main focus since signing the MOC in September, 2002, was the development of Las Cristinas. The Company incurred costs such as, interest on the Notes and significant general and administrative costs which have not been capitalized to the Las Cristinas Project for accounting purposes. Accordingly, the write-downs relate only to the direct costs capitalized for accounting purposes and do not include the indirect costs which have been expensed by the Company in its pursuit of the development of Las Cristinas.

Crystallex International Corporation	6
Six Month Period Ended June 30, 2011

Losses on Write-down and Sale of Mining Equipment

At March 31, 2011, the Company recorded a $5.7 million write-down of the value of its remaining mining equipment, reducing the net realizable value to $27.5 million.  Fair value less costs to sell was determined based on a range of estimated proceeds expected to arise from the sale of the equipment.

In June, 2011, the Company entered into two agreements with the same counterparty related to the sale of the remaining equipment originally purchased for Las Cristinas.  On June 17, 2011, the Company entered into a purchase agreement to sell a portion of the remaining equipment.  The purchase agreement closed on June 28, 2011 and generated gross proceeds for the Company of $16.9 million.  On June 22, 2011, the Company entered into an option agreement with the same counterparty that provides the counterparty an exclusive option to purchase the balance of the Company’s equipment until December 31, 2011.  Concurrent with signing the option agreement, the Corporation was paid a non-refundable fee of $1.0 million. The counterparty has agreed to pay 50% of the storage costs of the equipment during the option period and the Company will deduct the counterparty’s share of the storage costs from the $1.0 million non-refundable fee. Any balance left of the $1.0 million non refundable fee after the counterparty’s share of the storage costs will be credited to any equipment purchased under the option agreement.

Las Cristinas Capitalization Policy

With the unilateral termination of the MOC on February 3, 1011, the Company discontinued the capitalization of costs for the Las Cristinas project at the end of January 2011.

Las Cristinas Withdrawal Expense

The Company withdrew from the Las Cristinas site effective March 31, 2011 following the termination of the MOC and transferred the property to the CVG.

Costs associated with the hand-over and transfer of Las Cristinas to the CVG were expensed directly in the statement of loss and comprehensive loss, during the first six months of 2011.

Liquidity and Capital Resources

The Company expects to continue to incur operating losses throughout the period of pursuing its arbitration claim.

The Company estimates that its existing cash and cash equivalents will enable it to meet its obligations and budgeted expenditures during 2011; however, without a refinancing or a restructuring of the Notes, the Company will not be able to repay the $100 million of Notes due December 2011.

The Company is currently pursuing a financing to repay the Notes and to provide the Company with additional liquidity. There can be no assurances that the refinancing efforts will be successful or that financing will be available to the Company on acceptable terms, or at all.

Cash and Cash Equivalents

On June 30, 2011, the Company had cash and cash equivalents of $18.4 million compared to $16.1 million on December 31, 2010.

The change in the cash and cash equivalents balance during 2011 is reconciled as follows ($ millions):

Crystallex International Corporation	7
Six Month Period Ended June 30, 2011

	Continuing Operations	Discontinued Operations	Total
Cash, December 31, 2010	$16.1	-	16.1
Cash used in operating activities	(10.2)	(2.8)	(13.0)
Capital expenditures – Las Cristinas	-	(2.4)	(2.4)
Proceeds on sale of equipment	-	15.6	15.6
Proceeds from bank loan in Venezuela	2.1	-	2.1
	(8.1)	10.4	2.3
Cash and cash equivalents, June 30, 2011	$18.4	-	18.4

Cash Used in Operating Activities

Cash used in operating activities from continuing operations in the six month period ended June 30, 2011 was $10.2 million compared to $9.9 million used in the comparable period of 2010.

Cash used in continuing operations for the six month period ended June 30 of 2011 and 2010 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation in both years); and cash interest payments of $4.7 million (2010 - $4.7 million).

Cash used for operating activities in discontinued operations in the six month period ended June 30, 2011 was $2.8 million, and together with cash invested in Las Cristinas of $2.4 million reflect total 2011 spending on Las Cristinas of $5.2 million, as compared to cash invested in Las Cristinas of $5.0 million for the six month period ended June 30, 2010. The higher cash expenditures in the six month period ended June 20, 2011 are due to wind-down costs and severance payments associated with closing down the project and handing it over to the Government of Venezuela.

Investing Activities

Cash used in discontinued operations for capital expenditures, for the Las Cristinas Project, were $2.4 million in the six month period ended June 30, 2011 compared to $5.0 in the corresponding period of 2010.

Financing Activities

During the six month period ended June 30, 2011, the Company increased its Venezuelan bank loan by $2.1 million (9.0 million BsF) to $3.0 million (13.0 million BsF). There were no outstanding bank loans during the six month period ended June 30, 2010.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at June 30, 2011, are tabled below:
(in $millions)
Millions	Less than 1 month	1 - 3 months	3 months to 1 Year	1 year to 5 Years	Total
Debt	$-	$3.0	$102.5	$-	$105.5
Interest on notes payable	-	4.7	4.1	-	8.8
Asset retirement obligations	0.4	0.5	0.2	2.8	3.9
Total contractual obligations	$0.4	$3.5	$106.8	$2.8	$113.5

Crystallex International Corporation	8
Six Month Period Ended June 30, 2011

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

For the six month period ended June 30, 2011, the Company paid head office rent of $72 thousand (2010 - $57 thousand) to a subsidiary of Sunwah International Limited (previously Kingsway International Holdings Limited), a company that retains the Chairman and Chief Executive Officer of the Company as a director. In addition, in August 2009, another subsidiary of Sunwah International Limited entered into an agreement with the Company to provide advisory services. The advisory fee included a work fee, and a success fee which only becomes payable upon the fulfilment of certain conditions.  For the six month period ended June 30, 2011, the Company paid advisory fees of $nil (2010 - $150 thousand) under the terms of this advisory agreement.  The Sunwah advisory agreement terminated on December 31, 2010; however, for a period of one year after the termination date, the success fee is payable if certain conditions are met.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

Venezuelan Operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate.  This was done due to the increasing spread between the official exchange rate and the parallel exchange rate.

The Venezuelan subsidiaries have a US dollar functional currency. As a result of the US dollar functional currency, monetary assets and liabilities denominated in BsF give rise to income or expense for changes in value associated with foreign currency exchange rate fluctuations against the US dollar.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services. The 2.60 exchange rate for essential goods has since been eliminated.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market.  Therefore, continued use of the parallel rate for BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system; Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). The SITME imposes volume restrictions on the conversion of BsF to US dollar, currently limiting such activity to a maximum equivalent of US$350 thousand per month.

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at June 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar on June 30, 2010.

Venezuelan subsidiaries had approximately $4.6 million of net monetary assets denominated in BsF as at June 30, 2011. For every $1 million of net monetary assets denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would (decrease)/increase the Company’s loss by approximately $0.2 million.

The Company ceased mining and processing activities at its El Callao operations on September 30, 2008.  The Company has transferred the Tomi and La Victoria mining concessions to Minerven, a Venezuelan state controlled mining company, and is currently reviewing its reclamation obligations with respect to these mining concessions with MinAmb and MIBAM.  The Company is also in the process of returning a number of other properties back to the government of Venezuela.  The Company has agreed to a reclamation plan to address its

Crystallex International Corporation	9
Six Month Period Ended June 30, 2011

previous processing activities at the Revemin mill near El Callao.  Reclamation work will commence in the third quarter of 2011 and is expected to be completed by the end of 2011 or the first quarter of 2012.

Effective March 31, 2011, the Company withdrew from the Las Cristinas site and transferred the property to the CVG. On April 5, 2011, The Company received a signed certificate of delivery to finalize the handover of Las Cristinas in accordance with Venezuelan law.

Legal Proceedings

             Arbitration

On February 16, 2011, the Company filed the Arbitration Request before ICSID against Venezuela pursuant to the Treaty. The arbitration has been commenced as a result of the failure of the Government of Venezuela to grant the Permit for the Las Cristinas project, despite Crystallex’s fulfilment of all conditions established by Venezuela, and the arbitrary unilateral termination of the MOC.  The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. Crystallex is seeking the restitution by Venezuela of Crystallex’s investments, including the MOC, and the issuance of the Permit and compensation for interim losses suffered, or, alternatively, full compensation for the value of its investment in an amount in excess of US$3.8 billion.

The Company completed all of the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) while maintaining compliance with the terms of the MOC. Notwithstanding the Company’s fulfilment of the requisite conditions, Venezuela’s approval of the Environmental Impact Study and assurances that the Permit would be issued, in April 2008, MinAmb denied the Company’s request for the Permit. The Company appealed the Permit denial, (the “Appeal”) and did not receive a response from MinAmb.

As a precondition for initiating an arbitration under the Treaty, the Company notified Venezuela that it has waived its right to commence or continue any other proceedings in relation to the measures that are alleged to be in breach of the Treaty before the courts or tribunals of Venezuela or in a dispute settlement procedure of any kind, including the Appeal.

On March 9, 2011 the Arbitration Request was registered by the Secretary-General of ICSID. The next step in the arbitration process is the constitution of a Tribunal, which will establish among other things, the procedural calendar for the Arbitration. The Arbitration procedure allows both parties the opportunity to present their case through written pleadings, oral hearings and testimony of witnesses and experts.  Following the hearing, the Tribunal will deliberate and issue a written reasoned decision, which could, in certain circumstances, be contested by either party. This process can last a number of years in the absence of a negotiated settlement with Venezuela.

             Noteholders’ claim

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the holders of the $100 million unsecured Notes. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there had been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested, together with accrued and unpaid interest to the date of purchase.

A "Project Change of Control" is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset.

On December 16, 2009, the Ontario Superior Court of Justice dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex its costs incurred with respect to the Application. In detailed reasons, the court held that Crystallex and its Board acted reasonably and in accordance with its obligations to all stakeholders including the Noteholders. The Noteholders appealed this decision, which was heard in late April 2010.

Crystallex International Corporation	10
Six Month Period Ended June 30, 2011

On May 9, 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and awarded costs to Crystallex.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking indemnification of costs.

On June 16, 2010, the Company and the trustee agreed to a cost settlement to Crystallex of $0.8 million on account of Crystallex’s costs in defending the litigation. That payment was effected by netting against the July 15, 2010 semi-annual interest payment on the Notes. The Noteholders also signed a release against the Company and its directors at the same time.

On May 26, 2011, the Company was served with a Notice of Application by certain holders of the Notes. The Noteholders are seeking a declaration from the Court that there has been a "Project Change of Control" event as defined in the First Supplemental Indenture made as of December 23, 2004 thereby requiring Crystallex to purchase all of the notes of each note holder who has so requested at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase.  A hearing has currently been scheduled for September 7, 2011.

             Proposed class action dismissed

The Company and certain officers and directors were named as defendants (the “Defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit were described as investors who acquired the Company’s common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”). The complaint alleged that the Defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserted that the Defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action sought compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the Defendants, and a violation of Section 20A of the Exchange Act by one of the individual Defendants.

On March 28, 2011, the court dismissed this lawsuit in its entirety and without prejudice. The court allowed the plaintiffs to file a second amended complaint if they had reason to do so in good faith within 21 days of the court order. After the plaintiffs did not file a second amended complaint, the district court entered a final judgement closing the case on April 26, 2011.

On April 21, 2011 the plaintiffs appealed the court’s decision to dismiss the complaint. This appeal was dismissed by the United States Court of Appeals for the Second Circuit on May 24, 2011.

             Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claim from several former employees for additional severance and health related issues for an aggregate claim of approximately $1.0 million. The Company has recorded a provision based on its best estimates of amounts that may need to be paid based on the experience with cases settled to date.

Critical Accounting Estimates and Uncertainties

In preparing financial statements in accordance with International Financial Reporting Standards (“IFRS”), management is required to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company’s interim consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

Crystallex International Corporation	11
Six Month Period Ended June 30, 2011

As the Company has prepared its financial statements for the second quarter of 2011 using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that are not included in the Company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in the interim consolidated financial statements of the second quarter of 2011 for the comparative periods.

The consolidated interim financial statements for the second quarter of 2011 should be read in conjunction with the Company’s 2010 annual financial statements prepared in accordance with Canadian GAAP, the Company’s first quarter 2011 interim consolidated financial statements, and in consideration of the IFRS transition disclosures included in Note 4 to the interim consolidated financial statements for the second quarter of 2011 and the additional disclosures included therein, including the Significant Accounting Policies described in Note 3.

The critical accounting estimates and uncertainties are as follows:

 Going concern basis of accounting

As at June 30, 2011, the Company had negative working capital of $86.4 million, including cash and cash equivalents of $18.4 million. Management estimates that its existing cash and cash equivalents will be sufficient to meet its on-going requirements in 2011; however, without receipt of additional sources of financing, will not be sufficient to pay the principal amount of the $100 million notes payable (the “Notes”) due on December 23, 2011. The unilateral cancellation of the MOC by CVG and the subsequent arbitration claim may impact on the Company’s ability to raise financing. These material uncertainties raise substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern.
The Company will need to raise substantial additional funds to repay the Notes or, in the alternative, the Company will need to negotiate a restructuring of the Notes.  Despite the financings that have been completed by the Company, it has limited access to further financial resources as a direct result of the unilateral cancellation of the MOC and there is no assurance that sufficient additional financing will be available to the Company on acceptable terms, or at all, as a consequence of the Government of Venezuela’s conduct.  Failure to obtain such additional financing, or a failure to restructure the Notes, could result in the Company defaulting on its debt repayments.

The Company’s interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

 Assessment of impairment of Las Cristinas mineral property and value-added taxes

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets or when events or changes in circumstances indicate that their carrying values may not be recoverable.

The Company previously determined that, among other things, the uncertainty regarding the Permit had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project and on recoverability of the carrying value of the asset.

The Company recorded an accumulated non-cash write-down totalling $310.3 million as a result of impairment assessments conducted on Las Cristinas from December 31, 2009 to January 31, 2011. Following the unilateral cancellation of the MOC, the Company ceased capitalizing expenditures related to Las Cristinas. In addition, the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable from cumulative expenditures incurred on Las Cristinas.

These write-downs of the Las Cristinas Project are based on accounting principles only, and are thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law (including the Treaty).

             Write-down of equipment to estimated net realizable value

Crystallex International Corporation	12
Six Month Period Ended June 30, 2011

The Company has commenced the process of selling its remaining equipment and in June 2011 realized net proceeds of $15.6 million for the sale of a portion of the remaining equipment. As at June 30, 2011 the Company has remaining equipment at estimated fair value less costs to sell, of $11.9 million. There can be no assurance that the Company will obtain this estimated net realizable value.

 Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company has recorded asset retirement obligations related to its former El Callao operations, and for the six month period ended June 30, 2011 a provision was set up for minor work related to Las Cristinas.

Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the fair value of these obligations.

 Income taxes

In determining both the current and deferred components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.

 Financial instruments and estimated fair values

At June 30, 2011, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank loan, demand loan payable, notes payable and warrants denominated in CAD$. These warrants denominated in CAD$ are measured at fair value with any changes recognized through the statement of loss and comprehensive loss and are classified as Level 2. Accounts receivable, accounts payable and accrued liabilities, bank loan and demand loan payable are measured at amortized cost and their estimated fair values approximate carrying values due to their short-term nature.  The Notes are classified as other financial liabilities and are measured at amortized cost.

International Financial Reporting Standards

Transition to IFRS

On transition to IFRS from Canadian GAAP, the adjustments at transition were:

-	Cumulative Translation Account - the balance was transferred to deficit and the account reset to nil. As a result the Accumulated Other Comprehensive Loss balance was reduced to nil.

-	Warrants - certain warrants are required to be accounted for as Derivative Liabilities and valued at each reporting period at fair value.

-
Discontinued Operations – the criteria used to determine the classification of a discontinued operation differs under IFRS. Accounts previously reported as discontinued operations have been reclassified with like items at transition.

-
Asset Retirement Obligations – the methodology used to determine the obligation differs from that previously required under Canadian GAAP. The result is a reduction in the opening deficit and an increase in the liability at transition.

Outstanding Share Data

Crystallex International Corporation	13
Six Month Period Ended June 30, 2011

A summary of common shares, common share options and common share purchase warrants at August 12, 2011, are tabled below:

Common Shares Issued	365,417,719
Common Share Options	22,251,633
Warrants	31,695,000
Fully Diluted Common Shares	419,364,352

Disclosure Controls and Internal Control over Financial Reporting

 Disclosure controls and procedures

The Company maintains disclosure controls and procedures which are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified by regulations. The Company performed an evaluation, under the supervision and participation of management, including the Chief Executive Officer and President, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and President concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2011 due to the reasons described in “Internal control over financial reporting.” The steps taken by management of the Company to address each of these areas of weakness are also described under the heading “Management’s plans to remediate material weaknesses”.

 Internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As of June 30, 2011, Management evaluated the Company’s internal control over financial reporting (“ICFR”), as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators.

Management has evaluated the effectiveness of the Company’s internal control over financial reporting as at June 30, 2011 based on the criteria set forth in “Internal Control–Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

During the audit of the Company’s financial statements for the year ended December 31, 2010, which was concluded on March 31, 2011, the Company had identified the following material weaknesses:

(a)
Information and communication: The Company did not have a defined process to ensure all relevant events and obligations arising in Venezuela, including the details of contracts and other arrangements, are provided in a complete, accurate and timely manner to those responsible for the financial reporting function.

(b)	Delegation of authority: The Company did not have a comprehensive defined authority structure or framework to specify the thresholds for those acting on behalf of the Company.

Either of these material weaknesses could result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected. Material weakness (b) noted above could also result in the unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

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Six Month Period Ended June 30, 2011

As a result of the material weaknesses identified as at December 31, 2010 and not yet fully remediated, Management has concluded that, as at June 30, 2011, the Company’s internal control over financial reporting was not effective.

 Management’s plans to remediate material weaknesses

To remediate the material weaknesses in the Company’s internal control over financial reporting, Management has designed and approved additional controls to specifically augment those controls relating to information and communication and the delegation of authority. Management has redesigned and implemented an approval framework, which specifies the threshold for those acting on behalf of the Company.

Verification of the effectiveness of the changes to internal controls will take place throughout the year and, as such, we cannot yet conclude the material weaknesses have been fully remediated.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2010 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

 International arbitration against Venezuela

On February 16, 2011, the Company filed the Arbitration Request under the Additional Facility Rules of ICSID against Venezuela.  The Arbitration Request was registered by the Secretary General of ICSID on March 9, 2011. The arbitration, pursuant to the Treaty, was commenced by the Company following the Venezuelan Government’s failure to grant the Permit and the subsequent unlawful termination on February 3, 2011 of the Las Cristinas MOC.

The Company’s claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. The Company is seeking restitution by Venezuela of the Company’s investments, including the MOC, the issuance of the Permit to develop Las Cristinas and compensation for interim losses suffered, or alternatively full compensation for the value of its investment in excess of US$3.8 billion. The arbitration claim is the Company’s principal focus at this time as it has no other projects.

The Company cannot provide assurances as to the outcome of the arbitration process, which can last a number of years and can be costly.

 Political and economic uncertainty in Venezuela

The Company’s international arbitration claim is against the Government of Venezuela.  Should the Company be successful in winning an award of compensation to be paid by the Government of Venezuela, the Company cannot provide any assurance that it would be able to collect an award of compensation which would materially adversely affect the Company.

Should Crystallex obtain the restitution of the MOC and the grant of the Permit to allow development activities at Las Cristinas pursuant to an arbitral award, then the Company may face a number of political, economic and regulatory risks in Venezuela.

 Additional funding requirements

The Company will need to raise additional funds to pursue international arbitration, to fund its reclamation obligations in Venezuela and for general working capital.  The Company has sold equipment held in storage for $16.9 million and has signed an option agreement to sell additional equipment.  If the equipment covered by the option agreement is sold, those proceeds, together with the proceeds already received are expected to be sufficient to fund litigation and general working capital.  There are however, no assurances that the proceeds of equipment sales will be sufficient to cover these expenses and the timing of the receipt of further sales proceeds is uncertain.

Crystallex International Corporation	15
Six Month Period Ended June 30, 2011

The Company is currently trying to complete a financing to repay the Notes.  If the Company is not successful in this initiative, then the Company will need to successfully negotiate a restructuring of the Notes with the Noteholders.  Despite the financings that have been completed by the Company, the Company has limited access to financial resources as a direct result of the cancellation of the MOC and there is a risk that sufficient additional financing may not be available to the Company on acceptable terms, or at all, as a consequence of the Government of Venezuela’s conduct.  Failure to obtain such additional financing or failure to restructure the Notes could result in the Company defaulting on its debt repayments. In the event of default the Noteholders will exercise their rights under the trust indenture with negative consequences for the shareholders.

 Environmental regulation and liability

The Company is no longer engaged in operating activities at its former properties near El Callao in Venezuela and has transferred ownership of the Revemin processing facility and El Callao mining concessions to the Government of Venezuela. The Company has environmental reclamation obligations related to its previous mining and processing operations on the El Callao concessions.  The scope of the reclamation work required to be undertaken by the Company on the El Callao concessions has yet to be determined as the Government of Venezuela may continue with mining or other activities on the concessions.

The reclamation activities are subject to laws and regulations controlling the environment.  Environmental legislation may change and result in greater reclamation costs than the Company currently estimates. In general, environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees.  Future environmental legislation could cause additional expense the extent of which cannot be predicted.

The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

 Currency fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollars. Fluctuations in exchange rates between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

 Operating losses are expected to continue in the near future

The Company expects that it will continue to incur losses and there can be no assurance that the Company will become profitable in the near future.

 Potential dilution

As at August 12, 2011, the Company had outstanding options to purchase 21,861,633 common shares of the Company and warrants to purchase 31,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future. Furthermore, in connection with any successful future financings, any refinancing of the Notes or in connection with the restructuring of the Notes, the Company may issue additional securities.  If it does so, the ownership interest of the Company’s then current shareholders would be further diluted.

 Common share price volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

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Six Month Period Ended June 30, 2011

•	the Company’s operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
•	changes in recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the arrival or departure of key personnel;
•	significant global economic events;
•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
•	outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

 Dependence on key employees

The Company’s business is dependent on retaining the services of a small number of key management personnel and directors, in particular those who possess important historical knowledge of Las Cristinas relevant to the arbitration claim. The loss of key personnel and/or directors could have a material adverse effect on future operations of the Company.

 Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents include deposits with Schedule 1 Canadian banks, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the  Servicio Nacional Integrado de Administracion Tributaria (SENIAT - Venezuelan Tax Department).

 Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2010 Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments obtained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable.

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Six Month Period Ended June 30, 2011

 No payment of cash dividends in the near future

The Company intends to retain cash to finance its arbitration claim, to service debt and for working capital, including pursuing other business opportunities.  The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will be made entirely in the discretion of the board of directors and shall be dependent on factors such as earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

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Six Month Period Ended June 30, 2011

Document 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Robert Fung, Chief Executive Officer of Crystallex International Corporation certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended June 30, 2011 .

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
	I.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

A.	a description of the material weakness;

B.	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and
C.	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 12, 2011

/s/ Robert Fung
Robert Fung
Chief Executive Officer

Document 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Robert Crombie, President of Crystallex International Corporation, acting in Capacity of Chief Financial Officer, certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended June 30, 2011 .

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
	I.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports   filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2 ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

A.	a description of the material weakness;
B.	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and
C.	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 12, 2011

/s/ Robert Crombie
Robert Crombie
President, acting in Capacity of Chief Financial Officer

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 12, 2011	By:	/s/ Robert Crombie
Name: Robert Crombie Title: President